UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	CAIS Sports, Media and Entertainment Fund

Address of Principal Business Office	527 Madison Avenue
2nd Floor
New York, NY 10022

Telephone Number:	(844) 241-8667

Name and Address of Agent for Service of Process	Michael Richman
CAIS Advisors LLC
527 Madison Avenue, 2nd Floor
New York, NY 10022

with a copy to:

Vadim Avdeychik, Esq.
Clifford Chance US LLP
Two Manhattan West
375 9th Avenue
New York, NY 10001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☒   NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has duly caused this notification of registration to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York in the State of New York on the 28th day of March, 2025.

CAIS Sports, Media and Entertainment Fund

/s/ Vadim Avdeychik
By:	Vadim Avdeychik
Title:	Initial Trustee